Exhibit 99.1

Lotus Technology Reports Unaudited Half Year 2026 Financial Results

•	Operational and financial results demonstrate early progress of Focus 2030 strategy.

•	Successful launch of the first PHEV model contributed to 39% YoY growth in deliveries to 3,904 vehicles.

•	Total revenues of $268 million, up 23% YoY, driven by strong momentum in the China market.

•	Gross margin expanded to 10%, supported by an optimized product mix.

•	Operating loss narrowed by 63% YoY, driven by cost discipline, improving operating leverage, and a one-off license fee refund.

•	Lotus Tech has completed the acquisition of 100% equity interest of Lotus UK, integrating all businesses and operations under One Lotus.

•	Continued shareholder support with $128 million in funding.

NEW YORK – August 27, 2026 – Lotus Technology Inc. (Nasdaq: LOT) (“Lotus Tech” or the “Company”), a leading global intelligent and luxury mobility provider, today announced its unaudited financial results for the half year ended June 30, 2026.

Operating Highlights of the First Half of 2026

In the first half of 2026, the Company recorded total deliveries1 of 3,904 units, up 39% YoY, outperforming the referenced traditional premium and luxury peers2. Growth was driven by the successful launch of the new PHEV model, Eletre X, which resonated strongly with customers and expanded the brand’s reach into new segments.

The introduction of Eletre X has accelerated the Company’s product mix transition, with contribution of lifestyle vehicles to total deliveries increasing to 77%, while maintaining stable performance in its sports car segment. Eletre X has been delivered in China and six international markets. Deliveries in mainland Europe are expected to commence in the fourth quarter of 2026, followed by the UK in mid-2027.

Regionally, China experienced strong growth in total deliveries with an increase of 60% YoY, outpacing the premium passenger automotive segment3 amid an increasingly competitive landscape.

Financial results improved during the period. Total revenues were $268 million, an increase of 23% YoY. Gross profit improved to $26 million, with gross margin expanding to 10%, driven by an optimized product mix. Operating loss narrowed by 63% YoY, reflecting disciplined financial management, improving operating leverage, and a one-off refund of the license fee in connection with adjustments to the product pipeline4.

On August 21, the Company completed the previously announced acquisition of Lotus UK. The integration brings together British sports car expertise and advanced technology development, and is expected to create a unique position within the luxury automotive sector, with a unified brand, streamlined governance, and enhanced synergies.

The achievements underscore the early success of the Company’s Focus 2030 strategy, which is centered on brand reinforcement, multi-powertrain strategy, close partner collaboration, and financial discipline. The strong market reception of Eletre X validates the Company’s multi-powertrain strategy, while margin expansion and a significantly narrowed operating loss reflect continued financial discipline. The integration resulting from the Lotus UK acquisition is expected to further strengthen brand management and operational efficiency.

The Company also continues to benefit from the strong support from its major shareholders and strategic partners. During the first half of 2026, it secured $128 million in funding from Geely, reinforcing confidence in its long-term strategy and providing a foundation for continued growth.

Deliveries1 by Model Type

	Half Year 2026	Half Year 2025	% Change (YoY)
Lifestyle SUV and Sedan	3,008	1,922	57%
Sports Cars	896	891	1%
Total	3,904	2,813	39%

Deliveries1 by Region

	Half Year 2026		Half Year 2025
	Units	Region %	Units	Region %
China	2,248	58%	1,403	50%
Europe	716	18%	858	31%
Americas[5]	631	16%	435	15%
Rest of the World	309	8%	117	4%
Total	3,904	100%	2,813	100%

Financial Highlights of the First Half of 2026

●	Total revenues were $268 million, up 23% YoY.
●	Gross margin was 10%, versus 8% for the first half of 2025.
●	Operating loss was $97 million, narrowed by 63% YoY.
●	Net loss was $151 million, narrowed by 52% YoY.
●	Adjusted EBITDA (non-GAAP) was a loss of $104 million, narrowed by 57% YoY.

Key Financial Results

The table below summarizes key preliminary financial results for the six months ended June 30, 2026.

(in millions of U.S. dollars, unaudited)

	Half Year 2026	Half Year 2025	% Change (YoY)
Revenues	268	218	23%
Cost of revenues	(242)	(200)	21%
Gross profit	26	18	47%
Gross margin (%)	10%	8%
Operating loss	(97)	(263)	(63)%
Net loss	(151)	(313)	(52)%
Adjusted net loss(A)	(149)	(311)	(52)%
Adjusted EBITDA(A)	(104)	(240)	(57)%

(A) Non-GAAP measure. See “Non-GAAP Financial Measures” and “Appendix C – Unaudited Reconciliation of GAAP and Non-GAAP Results (Adjusted net loss/Adjusted EBITDA)” for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Recent Developments

●	Eletre Launched in Canada: On April 23, Eletre EVs debuted in the Canadian market, making them the first Chinese-built luxury EVs available for purchase in Canada and making another milestone in the Company’s international expansion strategy.
●	Emira 420 Sport: In May, Lotus introduced the Emira 420 Sport, further strengthening its sports car portfolio and reinforcing the brand’s commitment to preserving its track-bred DNA.
●	Type 135 Supercar for 2028: Lotus has officially announced the development of a new mid-engine V8 hybrid supercar, internally codenamed Type 135, scheduled for release in 2028, underscoring its long-term commitment to high-performance vehicles.
●	Eletre X Orders Open in Mainland Europe: On June 3, Eletre X became available to order in mainland Europe, representing an important step in the international rollout of the Company’s first PHEV model. Customer deliveries are expected to commence in the fourth quarter of 2026.
●	2025 Sustainability Report: On June 18, Lotus released its 2025 Sustainability Report, highlighting continued progress in embedding sustainability across its global operations.
●	Emira Scura Limited Edition Launched: On July 26, Lotus launched the Emira Scura Limited Edition in China. Arriving 17 years after the Exige Scura, the Emira Scura pays homage to that model with a similarly striking design and is limited to just 9 units in China and 60 units in North America.
●	Emeya Sets New Electric Vehicle Lap Record: On July 20, Lotus Emeya set a new record at Malaysia’s renowned Sepang International Circuit, reinforcing the brand’s performance credentials.
●	Strategic Collaboration: On July 28, the Company announced a strategic collaboration with Finloop Finance Technology, an AI-driven global one-stop Web5 (Web2+Web3) wealth technology platform, and FOMO Pay, a leading Singapore-headquartered payment institution, to explore digital asset and real-world asset (RWA) tokenization in the luxury mobility sector.

CEO and CFO Comments

Mr. Qingfeng Feng, Chief Executive Officer, commented: “Our first-half performance demonstrates clear progress in executing our transformational Focus 2030 strategy. The strong demand for our new PHEV validates our multi-powertrain approach and expands our addressable market. We are encouraged by the improvement in both scale and operating performance, and remain focused on delivering sustainable, long-term value. Looking ahead, we remain fully committed to our Focus 2030 strategy, building on the momentum of our multi-powertrain approach, expanding internationally and further enhancing operating efficiency, while continuing to strengthen Lotus’ track-bred DNA through vehicles such as the Emira 420 Sport and the upcoming V8 hybrid sports car, Type 135.”

Dr. Daxue Wang, Chief Financial Officer, commented: “We are seeing tangible results from our disciplined financial management and improving operating leverage. Margin expansion and significant reduction in operating loss highlight the effectiveness of our product strategy and cost control. With continued support from our shareholders, we are well positioned to further strengthen our financial performance in the coming periods.”

Conference Call

Lotus Tech management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, August 27, 2026 (14:00 Central European Time / 20:00 China Standard Time on the same day).

There will be a live audio webcast and limited-time replay available on the Company’s investor relations website at https://ir.group-lotus.com/news-events/events/

Participants who wish to view the live webcast may register at https://edge.media-server.com/mmc/p/fna84dsa

Participants who wish to join the conference call, please complete online registration prior to the scheduled call start time using the link provided below. Upon registration, participants will receive a confirmation email with conference call access information, including dial-in numbers and a unique PIN. Participant online registration link: https://register-conf.media-server.com/register/BIb14ba874347b4170a033130cedc8bcac

Note 1: Including commissioned deliveries in the U.S. market.

Note 2: Based on publicly disclosed information of Ferrari, Lamborghini, Aston Martin, Rolls-Royce, Porsche, BMW, Mercedes-Benz, Audi, and Volvo.

Note 3: Based on market data of retail sales volume in the first half of 2026 in mainland China. Premium auto segment refers to passenger vehicles priced over RMB 400,000.

Note 4: Excluding the one-off license fee refund, the operating loss in the first half of 2026 was $195 million, narrowed by 26% YoY.

Note 5: Americas includes the U.S., Canada and South America.

– END –

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU, the US and China. The Company is dedicated to delivering high-performance sports cars and luxury lifestyle electric vehicles under Lotus Brand, a global performance brand built on solid foundations and a rich heritage, with a focus on world-class R&D in next-generation automobility technologies and designs to meet its uncompromising vision of how a car should look, perform and feel. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, including adjusted net loss and adjusted EBITDA in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. Lotus Tech defines adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property, equipment and software, and share-based compensation expenses. The Company believes that non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on non-GAAP financial measures, please see "Appendix C – Unaudited Reconciliation of GAAP and Non-GAAP Results (Adjusted net loss/Adjusted EBITDA)" set forth at the end of this press release.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

ir@group-lotus.com

Appendix A

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	June 30, 2026	December 31, 2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	80,378	73,431
Restricted cash	269,593	375,865
Accounts receivable – third parties, net	30,584	36,850
Accounts receivable – related parties, net	59,734	114,126
Inventories	170,371	121,361
Prepayments and other current assets – third parties, net	85,925	77,570
Prepayments and other current assets – related parties, net	112,784	111,886

Total current assets	809,369	911,089

Non-current assets
Restricted cash	209,490	100,981
Loan receivable from a related party	368,584	351,486
Property, equipment and software, net	177,600	226,891
Intangible assets	116,372	116,475
Long-term investments	58,298	48,004
Operating lease right-of-use assets	96,879	118,845
Other non-current assets – third parties	66,867	78,408
Other non-current assets – related parties	587	569

Total non-current assets	1,094,677	1,041,659

Total assets	1,904,046	1,952,748

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(All amounts in thousands)

	As of
	June 30, 2026	December 31, 2025
	US$	US$
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Short-term borrowings – third parties	402,744	479,419
Short-term borrowings – related parties	863,776	784,288
Accounts payable – third parties	23,666	55,032
Accounts payable – related parties	633,627	458,189
Contract liabilities – third parties	26,598	18,459
Operating lease liabilities – third parties	9,146	11,598
Accrued expenses and other current liabilities – third parties	215,523	251,361
Accrued expenses and other current liabilities – related parties	136,886	213,529
Convertible notes - related parties	207,075	126,203

Total current liabilities	2,519,041	2,398,078

Non-current liabilities
Contract liabilities – third parties	7,578	7,458
Operating lease liabilities – third parties	47,653	57,576
Operating lease liabilities – related parties	2,219	3,105
Warrant liabilities	845	800
Exchangeable notes	-	128,852
Convertible notes - third parties	61,972	73,226
Convertible notes - related parties	-	77,175
Long-term borrowings	204,644	98,254
Deferred income	330,334	311,912
Deferred tax liabilities	-	698
Other non-current liabilities – third parties	58,527	125,004
Other non-current liabilities – related parties	-	856

Total non-current liabilities	713,772	884,916

Total liabilities	3,232,813	3,282,994

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(All amounts in thousands)

	As of
	June 30, 2026	December 31, 2025
	US$	US$
SHAREHOLDERS’ DEFICIT
Ordinary shares	7	7
Treasury stock	(130,921)	(138,397)
Additional paid-in capital	2,118,617	1,933,992
Accumulated other comprehensive income	(4,772)	39,818
Accumulated deficit	(3,308,860)	(3,157,918)

Total shareholders' deficit attributable to ordinary shareholders	(1,325,929)	(1,322,498)
Noncontrolling interests	(2,838)	(7,748)
Total shareholders' deficit	(1,328,767)	(1,330,246)

Total liabilities and shareholders' deficit	1,904,046	1,952,748

Appendix B

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2026	2025
	US$	US$
Revenues:
Sales of goods	263,256	197,485
Service revenues	4,843	20,841
Total revenues	268,099	218,326
Cost of revenues:
Cost of goods sold	(238,119)	(184,885)
Cost of services	(3,688)	(15,575)
Total cost of revenues	(241,807)	(200,460)
Gross profit	26,292	17,866
Operating expenses:
Research and development credit (expenses)	1,565	(92,305)
Selling and marketing expenses	(82,932)	(78,995)
General and administrative expenses	(46,176)	(63,356)
Other operating income	3,839	4,866
Impairment of long-lived assets	-	(51,504)
Total operating expenses	(123,704)	(281,294)
Operating loss	(97,412)	(263,428)
Interest expenses	(34,300)	(33,641)
Interest income	15,202	13,157
Investment (loss) income, net	(453)	9,400
Foreign currency exchange (losses) gains, net	(21,817)	40,525
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	(9,948)	(68,084)
Loss before income taxes and share of results of equity method investments	(148,728)	(302,071)
Income tax credit (expense)	664	(15,043)
Share of results of equity method investments	(2,878)	4,074
Net loss	(150,942)	(313,040)
Less: Net loss attributable to noncontrolling interests	-	(2)
Net loss attributable to ordinary shareholders	(150,942)	(313,038)
Loss per ordinary share
—Basic and diluted	(0.23)	(0.47)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
—Basic and diluted	645,541,822	659,335,966

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss (Continued)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2026	2025
	US$	US$
Net loss	(150,942)	(313,040)

Other comprehensive (loss) income:
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes	13,664	16,427
Foreign currency translation adjustment, net of nil income taxes	(45,552)	(6,332)

Total other comprehensive (loss) income	(31,888)	10,095

Total comprehensive loss	(182,830)	(302,945)
Less: Total comprehensive loss attributable to noncontrolling interests	-	(2)
Total comprehensive loss attributable to ordinary shareholders	(182,830)	(302,943)

Appendix D

Lotus Technology Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results (Adjusted net loss/Adjusted EBITDA)

(All amounts in thousands)

	For the Six Months Ended June 30,
	2026	2025
	US$	US$
Net loss	(150,942)	(313,040)
Share-based compensation expenses	1,635	2,215
Adjusted net loss	(149,307)	(310,825)
Net loss	(150,942)	(313,040)
Interest expenses	34,300	33,641
Interest income	(15,202)	(13,157)
Income tax (credit) expense	(664)	15,043
Share-based compensation expenses	1,635	2,215
Depreciation	26,920	35,652
Adjusted EBITDA	(103,953)	(239,646)